September 10, 2004


Via Facsimile and U.S. Mail

S. Todd Crider, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Re:	Tele Leste Celular Participacoes S.A.
	Schedule TO-T filed September 1, 2004
	by Brasilcel N.V., et. al.
	File No. 5-79099

	Tele Sudeste Celular Participacoes S.A.
	Schedule TO-T filed September 1, 2004
	by Brasilcel N.V., et. al.
	File No. 5-59155

	Tele Centro Oeste Celular Participacoes S.A.
	Schedule TO-T filed September 1, 2004
	by Telesp Celular ParticipaOoes S.A., et. al.
	File No. 5-60699

Dear Mr. Crider:

We have the following comments on the above-referenced filings:

General

1. It appears that the bidders should have promptly filed an amendment to their Schedule 13D when they determined to acquire additional shares of target. See Rule 13d-2(a). Nevertheless, our records indicate that the bidders have not filed an amendment to their
Schedule 13D since June of 2003. Please ensure that the bidders file an amended Schedule 13D immediately and disclose, at a minimum, the change to the information presented pursuant to Item 4 of Schedule 13D. Also have the parties provide written confirmation of their understanding that the filing of such amendment at this late date does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future.

OFFER TO PURCHASE

2. We note that security holders who wish to participate in the tender offers must "qualify" for the offers, whereby ADS holders must tender the ADSs to the receiving agent by 5:00 p.m. on October 1, 2004, and holders of common or preferred shares must ask the broker to tender their shares by 4:00 p.m. on October 7, 2004. On a supplemental basis, explain the purpose underlying the qualification procedure and why the specific time periods are necessary to achieve that purpose. Of particular concern to us is the requirement that ADS holders make their investment decision one week prior to the expiration date. In addition, provide your analysis for why the qualification deadline for ADS holders does not conflict with the equal treatment requirement of Rule 14d-10(a)(1). We may have further comment upon review of your response.

3. You disclose that withdrawals of ADSs must be received by the receiving agent by 5:00 p.m. on October 6, 2004, which is two business day prior to the expiration date. Please advise us of the reasons for this deadline and why it is not a limitation on withdrawal rights in violation of Rule 14d-7(a)(1).

Section 1 - Terms of the Tender Offer, page 10

4. Please clarify whether the ADS Qualification Date and the Share Qualification Date will be extended if the Expiration Date is extended.

5. Clarify how you will comply with the Commission`s policy that the offering period must be extended for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change. Refer to footnote 70 of Exchange Act Release No. 34-23421 (July 11, 1986).

6. We note that the maximum number of shares to be acquired may be adjusted in the event of share dividends, share splits, reverse share splits or conversions. Please revise to indicate that at least ten business days will remain in the offer in the event the percentage of shares sought is revised as a result of the actions described in this section. Refer to Rule 14e-1(b).

Section 3 - Acceptance for Payment and Payment of Shares, page 13

7. Please clarify in this section that payment for accepted shares will be made promptly after the Expiration Date. Please make a similar revision on page 20.

Section 6 - Conditions to the Tender Offer, page 21

8. Please refer to the introductory paragraph of this section. It appears that you may delay payment while you are waiting for the enumerated conditions to be satisfied. Please note that payment may be delayed in anticipation of governmental regulatory approvals, not to effect compliance with the conditions of the offer, unless the offer has been extended.

9. Your disclosure in the first paragraph also suggests that you may have the right to terminate the offer for reasons in addition to the occurrence of one of the events listed in this section. Please revise your document so security holders can objectively verify all of the bases upon which you may terminate the offer.

10. We note that you may waive the condition regarding SEC comment on the tender offer materials. Please tell us supplementally why your ability to waive interpretations of the staff is appropriate.

11. Please refer to the last paragraph in this section. Please tell us whether Brasilcel can terminate the offer after the Expiration Date pursuant to this paragraph.

Section 7 - Source and Amount of Funds, page 23

12. Please provide the disclosures regarding your financing required by Item 1007(b) of Regulation M-A. For example, please disclose whether you have any alternative financing plans in the event the primary financing plans fall through. Regarding the "financing arrangements with third parties," revise to provide all of the information required by Item 1007(d) of Regulation M-A relating to borrowed funds, such as the material terms and conditions to the financing and any plans to repay the loans. Finally, please file any relevant loan agreements as exhibits to the Schedule TO-T in accordance with Item 1016(b) of Regulation M-A.

Section 8 - Certain Tax Consequences, page 23

13. Investors are entitled to know about the material tax consequences, and not just "certain tax consequences," concerning the tender offer. See Item 1004(a)(xii). Accordingly, please revise the headings and disclosure in this section to clarify that the discussion summarizes the material tax consequences regarding the tender offer.

Section 13 - Effects of the Tender Offer on the Market for Common
Shares, Preferred Shares and ADSs, page 33

14. We note your disclosure relating to your belief that the offers will not cause the remaining ADSs to be delisted or the preferred shares to be eligible for deregistration under the Exchange Act. On a supplemental basis, explain the basis for your apparent determination that the tender offers will not cause any of the effects listed in Rule 13e-3(a)(3)(ii). In addition, confirm that the offers are not the first steps in a series of transactions having one or more of the effects listed in Rule 13e-3(a)(3)(ii).

Closing Comments

As appropriate, please respond to these comments by amending the filing and submitting a response letter via EDGAR and "tagged" as correspondence. If you do not agree with a comment, please tell us why in your response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 942-2842. You may also reach me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


							Sincerely,



							Chris B. Edwards
							Attorney-Advisor
							Office of Mergers and Acquisitions